Tenke Mining Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.tenke.com

June 18, 2007

FILE NO: 82-2948

Securities and Exchange Commissi
Office of International Corporate Fir
450 – 5th Street N.W.
Washington, DC 20549
USA

07025838

SUPPL

Dear Sirs:

Re: Press Release dated June 18, 2007

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 ▪ Facsimile: (604) 689-4250 ▪ www.tenke.com

NEWS RELEASE

TENKE SHAREHOLDERS APPROVE MERGER WITH LUNDIN MINING

June 18, 2007 (TNK – TSX) ... Tenke Mining Corp. ("Tenke" or the "Company") is pleased to announce that shareholders at a special shareholders meeting held in Vancouver on June 18, 2007 voted 96% in favour of the business combination of Tenke and Lundin Mining Corporation and the conveyance of Tenke's South American assets and US $5 million to Suramina Resources Inc. ("Suramina").

Tenke proposes to seek final court approval of the transaction on June 21, 2007 and close the transaction on July 3, 2007.

Upon closing of the transaction, Tenke shareholders will receive 1.73 shares of Lundin Mining Corporation, Cdn $0.001 in cash as well as one share of Suramina for each of their Tenke shares. Suramina's initial assets will be Tenke's South American portfolio and US $5 million cash which will be transferred over to Suramina pursuant to the terms of the transaction.

Suramina has applied for listing on the Toronto Stock Exchange and is expected to commence trading under the symbol "SAX" soon after closing of the transaction.

Paul Conibear, President of Tenke, commented, "I would like to thank our shareholders and express our appreciation for the support they have given us over the years as we've worked to bring the Tenke Fungurume project to fruition. Shareholders will continue to benefit from Tenke Fungurume through their shareholdings in Lundin Mining, a leading and rapidly growing intermediate base metals producer. Shareholders will further benefit from their receipt of Suramina shares, an exciting new exploration company with an extensive portfolio of assets in South America under the direction of a recognized and successful exploration team."

On behalf of the Board,

Paul Conibear
President and CEO

For further information, please contact: Sophia Shane at (604) 689-7842

TENKE
MINING CORP.

Tenke Mining Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.tenke.com

May 1, 2007

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: <u>Press Release dated May 1, 2007</u>

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

Sophia Shane,
Corporate Development

Enc.

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE

TENKE REPORTS ARGENTINA/CHILE EXPLORATION UPDATE

May 1, 2007 (TNK – TSX) ... Tenke Mining Corp. ("Tenke") is pleased to provide an update on its ongoing exploration activities in Argentina and Chile. Tenke maintains an exploration land package in Argentina and Chile in excess of 1.2 million hectares, comprising numerous prospective mineral properties. A multi-project exploration program continues across several projects in South America including the Cerro Cuadrado target in Patagonia and the Josemaria project in San Juan Province, Argentina; and the Los Helados project just across the border in the Copiapo region of Chile. An update on drilling at each of these projects follows below. Please see attached map.

Cerro Cuadrado – Santa Cruz Province, Argentina

Cerro Cuadrado (100% interest) is a poly-metallic epithermal vein-breccia system first discovered by the Company in 2004 during a reconnaissance program on several gold target areas in Santa Cruz province in southern Argentina. The project which has returned high grade silver,values from a first phase of drilling is located along a Jurassic volcanic trend referred to as the El Bagual Belt. The country rocks are similar in age and composition to those of the Jurassic Chon Aike Volcanics which host the Cerro Vanguardia gold/silver vein system as well as other advanced projects in the same geological region. Precious and base metal mineralized intervals are associated with epithermal-mesothermal vein-breccia systems with isolated outcrops.

In late 2006, the Company carried out an extensive sampling and mapping program on the property which outlined a sizeable target area. Mineralization occurs over a strike length exceeding 6 kilometres with widths averaging 1.5 metres and up to 7 metres. Channel samples averaged 130 grams per tonne silver from 250 samples. The Company has followed up on these results with an initial scout drilling program comprising approximately 546 metres of core drilling in seven holes. An expanded exploration program is now being developed based on the positive results received including geophysics and detailed mapping as a basis for the next phase of drilling to occur later this year. Highlights of the recent drilling program are shown in the attached table.

Los Helados – Region III, Chile

Los Helados (60% interest) is a new copper/gold/molybdenum porphyry discovery in Region III, Chile just east of Copiapo. The project is part of the Tenke/JOGMEC Vicuna region joint venture land package, which straddles the Argentina-Chile boundary and in which JOGMEC is earning a 40% interest. Los Helados lies several kilometres due south of the Caserones (formerly known as Regalito) project.

Geologically, the project area comprises Permo-Triassic granitoids that host a sequence of Cretaceous to Upper Tertiary intrusives which have resulted in extensive alteration zones with different degrees of alteration-mineralization models, all related to calkaline series of porphyries.

At Los Helados, a large geochemical anomaly (2.5 x 1.5 kilometres) has been defined by surface mapping and sampling showing overlapping Cu, Au and Mo talus values. This large geochemical anomaly also corresponds with a significant geophysical anomaly, both in ground magnetics and chargeability-conductivity which was the focus of an initial seven hole - 1,670 metre RC drill program during the recently completed high-Andes 2006/2007 exploration season.

Results of this first phase of drilling have indicated a large porphyry system with overlying epithermal zones. Mineralization and alteration are similar to the assemblages found at Tenke's Josemaria,Project several kilometers to the east. Further drilling is planned later this year for the Los Helados project. Highlights of the drilling at Los Helados are shown in the attached table.

Josemaria – Argentina

The Josemaria Project (earning 100 %) is the Company's most advanced project in Argentina. Josemaria is located in San Juan Province, northwest Argentina, at elevations ranging from 3,900 to 4,700 metres above sea level.

Mineralization at Josemaría is controlled by the interaction of regional NNE and WNW fracture systems, and hosted in andesitic to dacitic volcanic units of middle Tertiary age. Characteristic minerals are pyrite, chalcopyrite and bornite, disseminated and in quartz veinlets.

Based on 13,697 metres of reverse circulation and diamond drilling at the project, during the 2003-2004 and 2004-2005 field seasons, Josemaria has an inferred resource of 374 million tonnes at 0.40% TCu and 0.29 g/t Au at a 0.30% Cu cutoff. Reference is made to the report entitled "Preliminary Resource Estimate for the Josemaria Project, San Juan Province, Argentina" dated January 23, 2006 prepared by Messrs. John Nilsson, P.Eng. and Mario E. Rossi, Min. Eng., MSc. (the "Josemaria Project Report"), in accordance with NI 43-101, a copy of which is available on SEDAR at www.sedar.com.

A subsequent RC drill program was just completed in March 2007 totaling 6,092 meters. New areas of disseminated mineralization of similar grades and depths were encountered extending the north west boundary of the previously defined resource.

An update of the NI 43-101 mineralized resource will be completed over the next few months and initial scoping evaluations will be performed.

The best results from the 2006/2007 season are shown in the attached tables.

Tenke's exploration programs in Argentina and Chile are carried out under the direction and management of J. Patricio Jones, PhD. and Ricardo Martinez, MSc. (Geology). Dr. Jones holds a Master of Science degree in geology from Witwatersrand University and a Doctorate from La Plata University. Dr. Jones and Mr. Martinez both have many years of experience as exploration geologists and were the same team that discovered the Veladero gold deposit in Argentina and responsible for the initial development of the Alumbrera copper/gold project. Information and results from the exploration programs carried out on Tenke's properties are reviewed by Mr. Paul K. Conibear, P.Eng., President of Tenke Mining Corp., who is an appropriately qualified person as defined by National Instrument 43-101. Samples are sent to ALS Chemex labs in Mendoza Argentina and Santiago, Chile, for analysis using conventional ICP methods with multi-acid digestion. A 50 gram fire assay with AA (atomic absorption) finish is run on all samples for gold. A series of blanks are routinely introduced with each batch of samples. Quality controls include preparation and analysis statistics performed to industry standards.

Forward-Looking Statements

Certain information regarding the Company set forth in this press release, including the Company's future plans contains forward looking statements that involve substantial known and unknown risks and uncertainties. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of mineral estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievements could differ materially from those expressed in or implied by, these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

On Behalf of the Board

Paul K. Conibear
President

For further information, please contact Sophia Shane, Corporate Development at 604-689-7842.

Cerro Cuadrado
Santa Cruz Province, Argentina
Drill Results

Hole #	Depth (m)	Interval (m)	From (m)	To (m)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)
CC-01	81.00	2.05	23.00	25.05	338	4.77	2.63	0.23
including		1.55	23.50	25.05	494	7.08	3.88	0.34
		2.30	70.30	72.60	79.6	11.26	1.03	<0.1
including		1.40	71.20	72.60	111.1	15.55	1.44	0.13
CC-02	69.20	3.30	21.90	25.20	84.05	2.71	0.64	0.18
including		2.60	22.60	25.20	96.46	3.02	0.66	0.18
		0.90	51.50	52.40	38.90	2.06	1.91	<0.1
CC-03	64.30	4.45	24.45	28.90	18.80	1.93	0.60	<0.1
including		2.35	26.55	28.90	20.95	3.10	0.99	<0.1
		0.40	49.30	49.70	28.60	4.55	1.42	0.13
		1.60	60.40	62.00	10.10	1.16	0.30	0.12
CC-04	75.20	0.50	34.60	35.10	14.10	1.79	0.57	0.12
		0.95	72.05	73.00	9.60	1.06	0.20	0.17
CC-05	81.30	3.70	23.70	27.40	172.00	0.61	0.33	<0.1
including		0.55	25.45	26.00	229.00	0.86	0.68	0.03
		1.80	41.00	42.80	190.00	1.95	0.4	<0.1
including		0.90	41.40	42.30	441.00	4.34	0.84	<0.1
CC-06	66.10	0.25	15.10	15.35	63.90	7.65	4.58	0.27
		0.50	34.90	35.40	10.10	1.51	0.67	<0.1
CC-07	108.45	1.00	26.05	27.05	53.00	2.19	0.92	<0.1
		0.50	56.10	56.60	1880.00	2.18	1.28	<0.1
		1.70	69.45	71.15	8.10	3.8	1.08	<0.1
		1.40	94.50	95.90	270.00	0.43	0.34	<0.1

Los Helados Drill Results

Hole #	Depth (m)	Interval (m)	From (m)	To (m)	g/t Au	% Cu
VRC 40	300	300	0	300	0.229	0.225
including		12	60	72	0.624	0.370
		18	220	238	0.243	0.310
		52	246	298	0.390	0.500
VRC 41	300	300	0	300	0.290	0.290
including		12	42	54	0.489	0.390
		22	76	98	0.345	0.330
		38	116	154	0.311	0.350
		54	168	222	0.436	0.370
		72	228	300	0.215	0.360

JOSEMARIA DRILL RESULTS- SEASON 2006-2007

DRILLHOLE	Final depth (m)	Mineralized interval (m)	From (m)	To (m)	Au (g/t)	Cu (%)
JMRC_032*	397.00	397.00	0.00	397.00	0.32	0.37
	Including	262.00	42.00	304.00	0.35	0.44
	Including	150.00	42.00	192.00	0.38	0.51
JMRC_033	400.00	400.00	0.00	400.00	0.35	0.34
	Including	188.00	36.00	224.00	0.46	0.41
	Including	96.00	128.00	224.00	0.52	0.50
	Including	22.00	4.00	26.00	0.52	-
JMRC_034	400.00	400.00	0.00	400.00	0.34	0.40
	Including	204.00	122.00	326.00	0.46	0.53
	Including	122.00	204.00	326.00	0.53	0.62
JMRC_035	420.00	420.00	0.00	420.00	0.22	0.29
	Including	138.00	120.00	258.00	0.28	0.39
	Including	82.00	176.00	258.00	0.30	0.44
JMRC_036	400.00	400.00	0.00	400.00	0.20	0.19
	Including	10.00	144.00	154.00	0.27	0.40
	Including	74.00	0.00	74.00	0.35	0.20
JMRC_037	384.00	384.00	0.00	384.00	0.20	0.20
	Including	16.00	120.00	136.00	0.21	0.48
	Including	20.00	184.00	204.00	0.30	0.34
JMRC_038	420.00	390.00	0.00	390.00	0.14	0.22
	Including	116.00	250.00	366.00	0.14	0.33
	Including	56.00	264.00	320.00	0.16	0.35
JMRC_039	432.00	432.00	0.00	432.00	0.27	0.35
	Including	258.00	120.00	378.00	0.32	0.46
	Including	118.00	190.00	308.00	0.30	0.52
JMRC_040	427.00	427.00	0.00	427.00	0.16	0.28
	Including	279.00	148.00	427.00	0.20	0.33
	Including	102.00	178.00	280.00	0.23	0.40
JMRC_041	391.00	no significant intercepts				
JMRC_042	150.00	no significant intercepts				
JMRC_043	436.00	no significant intercepts				
JMRC_044	204.00	no significant intercepts				
JMRC_045	400.00	no significant intercepts				
JMRC_046	400.00	12.00	130.00	142.00	0.31	0.32
JMRC_047	283.00	no significant intercepts				
JMRC_048	324.00	no significant intercepts				

* Complete results – partial results previously reported (May 11, 2006)


LOS HELADOS
Drill Results
Region III, Chile
Au >156 ppb
Cu >250 ppm
Mo >20 ppm
VRC-39
VRC-42
VRC-45
VRC-41
VRC-40
0 500m

DDH	Interval (m)	g/t Au	%Cu
VRC-40	300	0.23	0.23
incl	12	0.62	0.37
and incl.	18	0.24	0.31
and incl.	52	0.39	0.50
VRC-41	300	0.29	0.29
incl.	12	0.49	0.39
and incl.	22	0.35	0.33
and incl.	38	0.31	0.35
and incl.	54	0.44	0.37
and incl.	72	0.22	0.36


CERRO CUADRADO
Phase 1 Drill Results
Ignimbrites
Rhyodacitic tuffs and ignimbrites
Andesitic pyroclastics and flows
Ag-Zn-Pb veins
Roads
VETA NORTE
CC-06
63.9/7.7/4.6 and 10.1/1.5/0.7
0.25 0.50
VETA GALENA
CC-01
338/4.8/2.6 and 79.6/11.3/1.0
2.05 2.30
CC-03
VETA GRANDE
CC-02
18.8/1.9/0.6 and 28.6/4.6/1.4 and 10.1/1.2/0.3
4.45 0.40 1.60
84.1/2.7/0.6 and 38.9/2.1/1.9
3.30 0.90
BRECHA CONDOR BAJA
CC-04
14.1/1.8/0.6 and 9.6/1.1/0.2
0.50 1.0
172.0/0.6/0.3 and 190.0/2.0/0.4
3.70 1.80
CC-05
BRECHA SUYAI
CC-07
53.0/2.2/0.9 and 1860.0/2.2/1.3
1.00 0.5
and
8.1/3.8/1.1 and 270.0/0.4/0.3
1.70 1.40
BRECHA ALTA
g/t Ag/%Zn/%Pb
meters
0 500m


TNK Properties and Agreements
Lulo Agreement
TNR Agreement
Vicuña Agreement
TNK Owned
Viceroy Agreement
Yamiri's Las Pailas 1, 2 and Silimanita
Choia Agreement
JOGMEC Agreement
CVRD Agreement
Old Mine
International Border
Known Target
Los Helados
Josemaria
CHILE
ARGENTINA
La Rioja
San Juan
0 10 km

TENKE MINING CORP.
DRILL RESULTS
JOSEMARIA, LOS HELADOS and CERRO CUADRADO
ARGENTINA/CHILE


Vicuña/Josemaria/Batidero
Paramillos
ARGENTINA
Mendoza
Patagonia
TENKE MINING PROPERTY LOCATIONS ARGENTINA /CHILE
Cerro Cuadrado El Bagual
Tierra del Fuego


JOSEMARIA
Cu-Au Porphyry
2007 Drill Results
JMRC-42
JMRC-47
JMRC-44
JMRC-41
January 2006 Resource Estimate
374 million tonnes @ 0.40%Cu and 0.29g/t Au
(0.30% Cu cut-off)
does not include 2006 and 2007 drill results
JMRC-43
JMRC-39
JMRC-45
JMRC-38
JMRC-34
JMRC-37
JMRC-49
JMRC-48
JMRC-33
JMRC-37
JMRC-40
JMRC-36
0 400 m

DDH	Interval (m)	g/t Au	%Cu
JMRC032	397	0.32	0.37
incl	262	0.35	0.44
	150	0.38	0.51
JMRC033	400	0.35	0.34
incl.	188	0.46	0.41
	96	0.52	0.50
	22	0.52	-
JMRC034	400	0.34	0.40
incl.	204	0.46	0.53
	122	0.53	0.62
JMRC035	420	0.22	0.29
incl.	138	0.28	0.39
	82	0.30	0.44
JMRC036	400	0.20	0.19
incl.	10	0.27	0.40
	74	0.35	0.20
JMRC037	384	0.20	0.20
incl.	16	0.21	0.48
	20	0.30	0.34
JMRC038	390	0.14	0.22
incl.	116	0.14	0.33
	56	0.16	0.35
JMRC039	432	0.27	0.35
incl	258	0.32	0.46
	118	0.30	0.52

DDH	Interval (m)	g/t Au	%Cu
JMRC040	427	0.16	0.28
incl.	279	0.20	0.33
	102	0.23	0.40
JMRC048	12	0.31	0.32

END